Management Report
The annual report, including the consolidated financial statements and Management’s Discussion and Analysis (MD&A), is the responsibility of the management of the Company. The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 1 to the consolidated financial statements. Certain amounts in the financial statements are based on estimates and judgments relating to matters not concluded by year-end. The integrity of the information presented in the financial statements is the responsibility of management. Financial information presented elsewhere in this annual report has been prepared by management and is consistent with the information in the consolidated financial statements.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities and for final approval of the annual consolidated financial statements. The Board has appointed an Audit Committee comprising three Directors, none of whom is an officer or employee of the Company or its subsidiaries. The Audit Committee meets at least four times each year to discharge its responsibilities under a written mandate from the Board of Directors. The Audit Committee meets with management and with the external auditors to satisfy itself that they are properly discharging their responsibilities; reviews the consolidated financial statements, MD&A, and Independent Auditors’ Report on Financial Statements; and examines other auditing and accounting matters. The Audit Committee has reviewed the audited consolidated financial statements with management, including a discussion of the quality of the accounting principles as applied and significant judgments affecting the Company’s consolidated financial statements. The Audit Committee has discussed with the external auditors the external auditors’ judgments of the quality of those principles as applied and judgments noted above. The consolidated financial statements and MD&A have been reviewed by the Audit Committee and approved by the Board of Directors of Stantec Inc.
The consolidated financial statements have been examined by the shareholders’ auditors, Ernst & Young LLP, Chartered Accountants. The Independent Auditors’ Report on Financial Statements outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit Committee, with or without management being present.
Management’s Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and of the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2006.
Ernst & Young LLP, which has audited the consolidated statements of the Company for the year ended December 31, 2006, has also issued a report on management’s assessment of the Company’s internal control over financial reporting.

Tony Franceschini P.Eng.	Don Wilson CA
President & CEO	Vice President & CFO
February 21, 2007	February 21, 2007

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